788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 15-301 May 26, 2015

Platinum Group Metals and Japanese Partner
Consolidate Waterberg PGM District

Japan Oil, Gas and Metals National Corp. to Immediately Commit
US$20 Million in Exploration, Development at New Waterberg JV

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group Metals” or the “Company”) announces that the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) has committed to fund the next US $20 million of joint venture funding at Waterberg. In conjunction with JOGMEC’s firm funding commitment, Platinum Group Metals, JOGMEC and empowerment partner Mnombo Wethu Consultants (“Mnombo”) have agreed to consolidate the Waterberg Joint Venture and the Waterberg Extension projects into one unitized project area (the “New Waterberg JV”). As a result of the consolidation announced today, and with the funding provided by JOGMEC, approximately 15 drill rigs and crews will immediately be returned to active status at the Waterberg site.

Agreed New Waterberg JV ownership interests:

  Platinum Group Metals:               58.62% (1)

  JOGMEC:                                       28.35%

  Mnombo:                                       26.00%

(1) (45.65% directly and 12.97% indirectly through Mnombo)

Platinum Group Metals will increase its direct and indirect effective interest in the old Waterberg Joint Venture area from 49.98% currently to 58.62% . Platinum Group will decrease its effective interest the old Waterberg Extension from 87% to 58.62% . JOGMEC will decrease its interest in the old Waterberg Joint Venture from 37% to 28.35% and increase its interest in the old Waterberg Extension from zero to 28.35% .

Based on the most recent declared resource estimate for the Waterberg Joint Venture and the Waterberg Extension, as at June 2014, the exchange of interests described above are “ounce neutral” in that each party is exchanging the same number of inferred resource ounces. Platinum Group Metals Ltd will retain operatorship of the consolidated project and achieves a majority effective interest in the overall project.

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

In consideration of the further resource potential in the less explored old Waterberg Extension, JOGMEC has committed to fund a total of US $20 million of exploration and development expenditures for the combined project over three years. The JOGMEC funded budget to March 31, 2016 is US $8.0 million for the entire New Waterberg JV, including fill-in drilling, extension exploration drilling and pre-feasibility engineering.

“Today’s agreement enhances our long-standing strategy of advancing shallow, high-grade, low cost projects to create significant and sustainable value for our shareholders,” said Platinum Group Metals CEO R. Michael Jones. “The consolidation of the Waterberg Project eliminates project boundaries; reduces development, administration and infrastructure costs; creates strong efficiencies; and enables the most economic development of the deposit. The unified ownership structure also allows for superior mine planning and scheduling focused on the early exploitation of higher grade tonnes of Super F mineralization, which may be planned with lower-cost mechanized processes in the ongoing Pre-feasibility Study.”

Details

JOGMEC will fund the entire US $8.0 million budget planned for the period ending March 31, 2016 and will then fund the first US $6.0 million of all planned programs in each of the next two years ending March 31, 2017 and 2018. A budget in excess of US $6.0 million may be proposed by PTM for pro-rata participation, following the JOGMEC funding in years 2 and 3 of the agreement.

All Waterberg prospecting rights and applications will now be contributed into a new operating corporation, Waterberg JV Resources (Pty) Limited, to be owned 45.65% by the Company, 28.35% by JOGMEC and 26% by Mnombo. (PTM holds 49.9% of Mnombo). The ownership of the new operating company will be governed under a participating shareholders agreement.

Updated Resource Estimate and Pre-Feasibility Study Continuing

The Waterberg deposit was discovered by the Joint Venture in a newly identified section of the Bushveld Complex. The deposit has the key features of being near surface, at 140 meter deep to the shallowest edge, and having thickness from 3 meters to 60 meters. This is in contrast to the conventional Bushveld deposits, many of which are in excess of 1000 meters deep and 1 meter thick. The Waterberg deposit has been divided into the Waterberg I, II, and III domains. Each domain represents approximately 5 kilometers of strike length. The June 2014 Waterberg resource estimate is 29.07 million inferred ounces over approximately the first 10 kilometers of strike length (100% basis, Inferred 287 million tonnes grading 3.15 g/t 4E (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au, 30%, 61%, 1%, 8%, respectively)). See Technical Report on SEDAR filed December 19, 2014. Of these resources approximately 22.3 million ounces are hosted on the old Waterberg Joint Venture area while the balance of 6.8 million ounces reside on the old Waterberg Extension area.

A total of 71,000 meters of largely infill drilling on the old Joint Venture area has been completed since June 2014. A resource update covering the entire Waterberg deposit area is in progress and remains due to be completed in calendar Q 2 2015.

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

The primary objective of the planned 2015 drilling will be to increase the confidence level of known areas of Super F mineralization on the southern portion of the old Waterberg Extension area, as well as down dip from these locations onto the old Joint Venture area. Additional areas of T Zone mineralization will also be drilled targeting a level of detail for the indicated category. Recent intercepts of good grade thickness Super F, above 400m depth will be followed up as part of the immediate drill campaign. Drilling to prospect the open F zone mineralization for the best grade thickness of the new deposit type will continue.

A further updated resource estimate for the New Waterberg JV overall is expected in approximately September 2015 prior to the completion of a pre-feasibility study on the entire unitized Waterberg deposit.

Qualified Person, Quality Control and Assurance

R. Michael Jones, P.Eng. is the non-independent qualified person who has reviewed and verified the technical information disclosed in this press release. He has relevant experience in precious metals and platinum evaluations and has verified the data by reviewing the detailed assay and geological information on the Waterberg deposit and visiting the site and core yard many times from 2011 through 2015.

Base metals and other major elements were determined by multi acid digestion with ICP finish and PGEs were determined by conventional fire assay and ICP finish. Setpoint Laboratories is an experienced ISO 17025 SANAS accredited laboratory in assaying and have utilized a standard quality control system including the use of standards. Platinum Group Metals utilized a well-documented system of inserting blanks and standards into the assay stream and has a strict chain of custody and independent lab re-check system for quality control. These standards are detailed in the Technical Report dated December 19, 2014, referred to above.

Inferred mineral resource estimates, under the CIM guidelines, do not have demonstrated economic viability and may never achieve the confidence to be mineral reserve estimates or to be mined. An inferred resource has reasonably assumed continuity based on limited sampling but the geological and grade continuity has not been verified. The property is held under Prospecting Rights with the exclusive right to convert that right to a Mining Right. There can be no assurance that a Mining Right will be granted with-out extensive further work and an application to the Department of Mineral Resources of South Africa.

About the Waterberg Projects

The New Waterberg Joint Venture is now 58.624% effectively held by Platinum Group Metals directly and indirectly. JOGMEC is an active participant in the New Waterberg JV along with South African empowerment partner Mnombo Wethu Consultants (Pty) Ltd. The Waterberg deposit was discovered in late 2011 by the joint venture partners and has grown dramatically over the past few years to be a globally significant deposit.

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

About Platinum Group Metals Ltd.

Platinum Group Metals is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the 82.9% owned WBJV Project 1 (Maseve) platinum mine, targeted for production in Q4 2015 and the exploration and prefeasibility engineering on the Waterberg platinum deposit.

About JOGMEC

JOGMEC was formed in February 2004 with the purpose of contributing to stable supplies of oil, natural gas and metals through the integration of the former Japan National Oil Corporation and Metal Mining Agency of Japan. JOGMEC provides financial and technical support to early stage exploration and development projects carried out by Japanese companies as well as in partnership with overseas national corporations and private companies, aiming to hand over its interests to Japanese companies at a later stage.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and CEO

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding potential or planned exploration, studies, analyses, development, operations, ownership interests, project funding, and other future occurrences affecting the Company’s projects, including the potential for updates to the resource estimates for the New Waterberg JV, the planned pre-feasibility study for the New Waterberg JV and the development of the Project 1 platinum mine. In addition, estimates of mineral resource are forward-looking statements because they represent estimates of mineralization that may be encountered if a mine is developed. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the U.S. Securities and Exchange Commission (“SEC”) set out in Industry Guide 7.Under NI 43-101, companies are permitted and required to disclose “mineral resources”, which are not “reserves”. U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves” by U.S. standards in documents filed with the SEC. Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into SEC defined mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exist or will ever be upgraded to a higher category. Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly. Accordingly, any “reserves” disclosed in this press release may not constitute “reserves” under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Further, while NI 43-101 permits companies to disclose the economic projections contained in preliminary economic analyses and pre-feasibility studies, which are not based on “reserves”, U.S. companies are not normally permitted to include such economic projections in their SEC filings prior to the establishment of reserves under SEC standards. For the above reasons, statements contained in this press release that describes mineral reserve and resource estimates or that describes the results of preliminary economic analyses or pre-feasibility studies are not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.